SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                FORM 10-SBA
                             Amendment No.     2

                General Form For Registration of Securities
                      of Small Business Issuers Under
                          Section 12(b) or (g) of
                    the Securities Exchange Act of 1934

                        NEW WORLD PUBLISHING, INC.
  (Exact Name of Small Business Issuer as specified in its charter)

        COLORADO                              84-1290152
(State or other                     (IRS Employer File Number)
 jurisdiction of
  incorporation)

        1977 S. Vivian Street
     LAKEWOOD, COLORADO                          80228
   (Address of principal executive offices)          (zip code)


                                 (303) 763-5630
         (Registrant's telephone number, including area code)

     Securities to be Registered Pursuant to Section 12(b) of the
Act:

                                   None

     Securities to be Registered Pursuant to Section 12(g) of the
Act:

                 Common Stock, $0.0001 per share par value


                    DOCUMENTS INCORPORATED BY REFERENCE
        Documents incorporated by reference are found in Item 15.

ITEM 1.   DESCRIPTION OF BUSINESS.

          (a)  GENERAL DEVELOPMENT OF BUSINESS

     New World Publishing, Inc. (the "Company" or the
"Registrant"), is a Colorado corporation. The principal business address is 1977 S. Vivian Street, Lakewood, Colorado 80228.

     The Company was originally incorporated as JLQ, Inc. under the laws of the State of Colorado on December 28, 1994 to buy, sell, and to generally deal in the wholesale distribution of picture frames and to provide associated services. Since its inception the Company has been in the development stage. Currently, the Company has no substantial revenues. See"Financial
Statements."

     The present management has been involved with the Company since its inception. In 1997, the Company elected one new Director, Ms. Judith Harayda, who also became the Treasurer of the Company at that time. On October 15, 1997, the Company approved a one-for-five hundred forward split of its common stock. As of October 31, 1997, the Company had a total of 10,781,500 common shares issued and outstanding. The Company has not been subject to any bankruptcy, receivership or similar proceeding.

          (b)  NARRATIVE DESCRIPTION OF THE BUSINESS

     GENERAL

     From the Company's inception in 1994 to the date of this Registration Statement, the Company has had minimal activities. During this period, the Company has carried no substantial inventories or accounts receivable. No independent market surveys have ever been conducted to determine demand for the Company's products and services, since the Company has never provided substantial products or services. During this period, the Company has carried on no material operations and generated no material revenues.

     HISTORICAL OPERATIONS

     From inception to the date of this Registration Statement, the Company has been primarily engaged in the wholesale distribution of picture frames and art. Most of the Company's activities to date have involved procuring art for hotels and resorts. The Company has supplied art for the Disney Boardwalk Hotel rooms and lobby, for a Hilton Hotel project in Las Vegas, and for a Marriott Corp. project on Marco Island, Florida.

     Since inception, the Company has also carried on limited operations involving the publishing of art works on behalf of various artists. No operations currently are being carried on by the Company. The Company has investigated certain possibilities and has decided to focus its future operations primarily in the area of publishing art works. To that end, in October, 1997, the Company changed its name from JLQ, Inc. to New World Publishing, Inc.

     ORGANIZATION

     The Company presently comprises one corporation with no subsidiaries or parent entities and is in the developmental stage.

          (c)  OPERATIONS

     PROPOSED BUSINESS

       The Company plans to engage in two lines of business. The former primary line of business, which was the wholesale distribution of picture frames, will become a secondary line of business.

       The principal line of business for the Company will be the publishing of art works on behalf of various artists. Since inception, the Company has, on occasion, published art works. The primary published works in the past have been the William Hoffman Cowboy Artist of America Series. These art works were created to appeal to the Western spirit and the cowboy lifestyle. Mr. Hoffman, who died in 1992, received the Cowboy Artist of America award, in 1989, which is an annual award only bestowed upon the finest artist in this specialized field.

     The Company's plan in publishing the art work of artists will be to find new or unknown artists, place them under exclusive contract, publish their works through prints or similar reproductive media, and to seek to profit from the increased recognition of and demand for these artists' works. During this last fiscal year, the primary activity of the Company has been directed towards organizational efforts.

     A typical project would involve signing an exclusive contract with an artist, printing an art work in an edition of approximately two thousand prints, and retailing the prints at approximately $150 per print. As the artist becomes more recognized, the price of the prints would increase, along with the profit to the Company.

     During this fiscal year, the Company plans to search for and to identify potential artists and to publish their art works. As of the date of this Registration Statement, the Company is negotiating the rights to publish the art works of the following artists:
Michael Delaroux, a French artist who paints European street scenes; Patrick Swazo Hinds, a Native American artist, who works in the style of R.C. Gorman, the Navajo artist; and Don Clark, a Navajo Indian artist who specializes in depicting Navajo babies wrapped in blankets. No final agreements have been signed as of the date hereof.

     The Company's secondary business segment will be in the wholesale frame business. In connection with this business, the Company plans to import finished frames, principally from Mexico, and to sell them in the United States to retail customers. However, this activity will be only an adjunct to, and in support of, the art publishing business.

     The Company also proposes to investigate and, if warranted, to merge with or acquire the assets or common stock of an entity actively engaged in a business which generates revenues. The Company will seek opportunities for long-term growth potential as opposed to short-term earnings. Although the Company's primary business for the foreseeable future is expected to be in the art publishing and wholesale picture frame business, the Company may also examine other businesses, both related and non-related to its current activities, as potential acquisition candidates. As of the date of this Registration Statement, the Company has not engaged in any preliminary efforts intended to identify such possible business opportunities and has neither conducted negotiations nor entered into a letter of intent concerning any such business opportunity.

     (d)  MARKETS

     The Company's initial marketing plan will be focused completely on developing the art publishing and wholesale picture frame business. Other than the securing of initial contracts with several artists as disclosed herein, no efforts toward this marketing plan have been made as of the date of this Registration Statement.

     (e)  RAW MATERIALS

     The use of raw materials is not now material factor in the Company's operations at the present time.

     (f)  CUSTOMERS AND COMPETITION

     At the present time, the Company is expected to be experience intense competition in the art publishing and wholesale picture frame business. There are a number of established companies, many of which are larger and better capitalized than the Company and/or have greater personnel resources and technical expertise. The principal companies in this business with whom the Company can expect to compete are Greenwich Work Shop, Haddly House, and Lighthouse Publishing. There are also a significant number of smaller companies which would be potential competitors. In view of the Company's extremely limited financial resources, the Company will be at a significant competitive disadvantage compared to the Company's competitors.

     The Company plans to compete by acquiring exclusive contracts with artists and focusing on attempting to acquire art properties that may become popular with the public. There can be no guarantee that the Company will be successful in these efforts.

     (g)  BACKLOG

     At October 31, 1997, the Company had no backlogs.

     (h)  EMPLOYEES

     At as of the date hereof, the Company has one employee, its President, Mr. John B. Quam, who presently does not receive any compensation. The Company does not plan to hire additional employees in the future but will rely upon independent contractors to fulfill its business plan.

     (I)  PROPRIETARY INFORMATION

      The Company has no proprietary information.

     (j)  GOVERNMENT REGULATION

     The Company is not expected to be subject to material governmental regulation.

     (k)  RESEARCH AND DEVELOPMENT

     The Company has never spent any amount in research and development activities.

     (l)  ENVIRONMENTAL COMPLIANCE

     The Company is not expected to be subject to material environmental compliance.

ITEM  2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

Results of Operations

     The Company has generated no substantial revenues from its operations since inception and has been a development stage company during this period. Since the Company has not substantial generated revenues and has not been in a profitable position, it operates with minimal overhead. The Company's primary activity for the foreseeable future will be in the art publishing and wholesale picture frame business. As of the end of the reporting period, the Company has concluded no acquisitions and has spoken with no potential candidates.

Liquidity and Capital Resources

     As of the end of the reporting period, the Company had minimal cash and cash equivalents. There was no significant change in working capital during this fiscal year.

     Management feels that the Company has inadequate working capital to pursue any business opportunities other than seeking artists for its publishing business. The Company will have negligible capital requirements in publishing art works, which it intends to fulfill by loans, additional equity investment, or joint ventures. The Company does not intend to pay dividends in the foreseeable future.

ITEM 3.    DESCRIPTION OF PROPERTIES

     As of October 31, 1997, the Company's business office was located at 1977 S. Vivian Street, Lakewood, Colorado 80228, the home of Mr. John B. Quam, its President, and Mrs. Laurie L. Quam, its Secretary, for which it pays no rent. The Company has no other properties.

Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

     The following sets forth the number of shares of the Registrant's $0.0001 par value common stock beneficially owned by
(I) each person who, as of October 31, 1997, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and
(iii) the Officers and Directors of the Registrant as a group. As
of   October  31,  1997,  there  were 10,781,500 common shares
issued and outstanding.

NAME AND ADDRESS            AMOUNT AND NATURE OF        PERCENT OF
OF BENEFICIAL OWNER         BENEFICIAL OWNERSHIP (1)(2)     CLASS

John B. Quam(3)                           8,625,000        80.00%

Laurie L. Quam(3)                         8,625,000        80.00%

Judith F. Harayda                            10,000          .09%

All Officers and
Directors as a Group                      8,635,000        80.09%
(three persons)

(1)   All   ownership is beneficial and of record, unless indicated
otherwise.

(2) Beneficial owner listed above has sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) John and Laurie Quam are husband and wife. Each should be considered to be the beneficial owner of the other's shares, although the shares are owned of record as indicated above. The table reflects the total ownership of both persons.

ITEM 5.    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

      The Directors and Executive Officers of the Company, their ages and present positions held in the Company are as follows:


NAME                      AGE               POSITION HELD
John B. Quam                34            President and Director
Laurie L. Quam             37           Secretary and  Director
Judith F. Harayda          49            Treasurer and Director

     The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. The officers serve at the discretion of the Company's Directors. John and Laurie Quam are husband and wife. Otherwise, there are no family relationships among the Company's officers and directors, nor are there any arrangements or understandings between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

     Mr. Quam should be considered the "parent" or "promoter" of the Company (as such terms are defined under the Securities Act), inasmuch as Mr. Quam has taken significant initiative in founding and organizing the business of the Company and because of the shareholdings and control positions held by him in the Company.

     JOHN B. QUAM. Mr. Quam has been the President and a Director of the Company since its inception in 1994. Prior to that time, he was Sales Manager of Art Supplies for ABC Moulding Co., a private Colorado corporation, from 1991 to 1994. Mr. Quam has a Bachelor's Degree in Geology from the University of Colorado. He will devote approximately 40 hours per week to the affairs of the Company.

     LAURIE L. QUAM. Mrs. Quam has been Secretary and a Director of the Company since inception in 1994. Prior to that time, she was the owner of Budget Framer, a private business, from 1990 to 1994. She attended Miami Dade Community College in
Miami, Florida. She will devote approximately 40 hours per week to the affairs of the Company.

     JUDITH F. HARAYDA. Ms. Harayda has been Treasurer and a Director of the Company since October, 1997. She has been the owner of Promos, Inc., a private Colorado corporation, from 1992 to the present. Ms. Harayda received a Bachelors Degree in Education from Edinboro University. She will devote approximately 10 hours per month to the affairs of the Company.

 ITEM 6.    EXECUTIVE COMPENSATION

     None of the Company's officers and/or directors receive any compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Registrant has generated revenues from operations. Any compensation will be dependent upon a combination of factors, including the percentage of time a person devotes to the business of the Registrant, experience, ability of the Registrant to pay, and other items.

     The Company has no retirement, pension, profit sharing, stock option, insurance or other similar programs.

ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company's business office is located at 1977 S. Vivian Street, Lakewood, Colorado 80228, the home of Mr. John B. Quam, its President, and Mrs. Laurie L. Quam, its Secretary, for which it pays no rent. From inception through January 31, 1997, Mr. John
B. Quam had made advances to the Company from time to time. This eventually totaled $25,544. Although these advances have been recorded on the financial statements of the Company as a loan, there were no formal documents evidencing these advances. As of October 15, 1997, this loan amount was forgiven in full. The Company has no other properties. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8.    LEGAL PROCEEDINGS.

     No legal proceedings of a material nature to which the Company is a party were pending during the reporting period, and the Company knows of no legal proceedings of a material nature pending or threatened or judgments entered against any director or officer of the Company in his capacity as such.

ITEM 9.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

 (a)  PRINCIPAL MARKET OR MARKETS

          The Company's securities have never been listed for trading on any market and are not quoted at the present time. At the present time, the Company does not know where secondary trading will eventually be conducted. The place of trading, to a large extent, will depend upon the size of the Company's eventual acquisition. To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of the Company's securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock.

 (b)  APPROXIMATE NUMBER OF HOLDERS OF COMMON STOCK

     As of the date hereof, a total of 10,781,500 of shares of the Company's Common Stock were outstanding and the number of holders of record of the Company's common stock at that date was twenty-five.

 (c)  DIVIDENDS

     Holders of common stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. No dividends on the common stock were paid by the Company during the periods reported herein nor does the Company anticipate paying dividends in the foreseeable future.

 (d)  THE SECURITIES ENFORCEMENT AND PENNY STOCK REFORM ACT OF
1990

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless the Company can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that the Company's securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in the Company's securities may be required to provide additional information related to their fitness to trade the Company's shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade the Company's securities and would thereby make it unlikely that any liquid trading market would ever result in the Company's securities while the provisions of this Act might be applicable to those securities.

 (e)  BLUE SKY COMPLIANCE

     The trading of blank check companies may be restricted by the securities laws ("Blue Sky" laws) of the several states. Management is aware that a number of states currently prohibit the unrestricted trading of blank check companies absent the availability of exemptions, which are in the discretion of the states' securities administrators. The effect of these states' laws would be to limit the trading market, if any, for the shares of the Company and to make resale of shares acquired by investors more difficult.

     The impact of these Blue Sky laws is considered to be minimal since the Company does not intend to qualify the Company's outstanding securities for secondary trading in any state until such time as an acquisition or merger has been consummated.

(f)  INVESTMENT COMPANY ACT OF 1940

     The Company does not intend to engage in any activities which would cause it to be classified as an "investment company" under the Investment Company Act of 1940, as amended. However, to the extent that the Company would inadvertently become an investment company because of its activities, the Company would be subjected to additional, costly and restrictive regulation.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has issued the following common stock in the three year period preceding the date of this Registration Statement. The Company completed a one-for-five hundred forward split in October, 1997. All shares are shown on a post split basis, including shares issued before the split. The following were initial issue shares at a price of par value:

NAME                           NUMBER OF SHARES
Laurie L. Quam                      10,750,000

     Laurie L. Quam acquired her shares in the Company at its
inception in 1994.   Mrs. Quam transferred 6,500,000 shares to
her husband, John B. Quam and 2,125,000 to M. Kupetz in 1994.
Mr. Kupetz transferred a total of 525,000 shares to
Patricia Lorie, a total of 532,500 shares R. Steinberg, and a total
of 530,000 shares to D.Steinberg in 1995.    Such      transfers
were made     as private transactions to individuals who were sophisticated investors and had access to or received all pertinent information relative to this investment.


All of the following shares were issued in October, 1997:

NAME                      NUMBER OF SHARES
Judith Harayda            10,000 ( at a price of $.20 per share)
Stephan R. Levy            5,000 ( at a price of $.25 per share)

All of the following shares were issued at a price of $.50 per share in October, 1997:

NAME                      NUMBER OF SHARES
Sandra S. Steinberg               200
Jamie L. Steinberg                200
Linda Jew                         200
Wawa C. Jew                       200
Paul H.Dragul                   2,000
Ozzie Preiss                    2,000
Brooke Belson-Preiss            2,000
Stephen C. Nelson                 200
M.S. Kim Duer                   1,000
Marc Levy                       1,000
Lowell Flemmer                  2,000
Roy S. Sugihara                 2,000
Todd Levy                       1,000
Darius Bozorgpour                 800
Michael Brunschwig                800
GeeGee Brunschwig                 200
Herbert Cohen                     200
Myndel Cohen                      200
Jill Lorie                        300
Total                          16,500

     All of the issued and outstanding shares of the Company's common stock, $0.0001 par value, were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended, in that these were private offerings to individuals who were sophisticated investors and had access to or received all pertinent information relative to this investment. The differences in prices in these transactions were as a result of individual negotiation with the applicable parties.

     All of the shares of common stock of the Registrant are restricted securities as defined under the Securities Act of 1933, as amended. These shares may not be offered for public sale except if registered or pursuant to an exemption from registration, such as Rule 144. The Company has issued stop transfer orders concerning the transfer of certificates representing all the common stock issued and outstanding.

ITEM 11.   DESCRIPTION OF SECURITIES.

     The Company is authorized to issue 100,000,000 shares of Common Stock, $0.0001 per share par value and 10,000,000 shares of Preferred Stock, all with $0.10 per share par value, to have such preferences as the Board of Directors may determine from time to time. On October 15, 1997, the Company approved a one-for-five hundred forward split of its common stock. As of October 31, 1997, the Company had a total of 10,781,500 common shares issued and outstanding. As of the same date, no Preferred Stock was issued or outstanding.

COMMON STOCK

     The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights. The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

PREFERRED STOCK

 Under the Articles of Incorporation, the Board of Directors has the authority to issue Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.

DIVIDEND POLICY

 The Company has never declared nor paid dividends on its Common
Stock and does not intend to do so in the foreseeable future.

Item 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

 The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:

 (a)  The person conducted himself or herself in good faith;

 (b)  The person reasonably believed:

      (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

      (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

 (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.
A corporation may not indemnify such person under this Section
7-109-102 of CRS:

 (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

 (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

 Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

 Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

 (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

  (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

 (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.

     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting. Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract. Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.

     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13.  FINANCIAL STATEMENTS.

   For financial information, please see the financial statements included at Item 15 and hereby incorporated by this reference and made a part hereof.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE.

 The Company did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.

ITEM 15.  FINANCIAL STATEMENT AND EXHIBITS.

   The following financial information is filed as part of this report:

           (1)  FINANCIAL STATEMENTS

           (2)  SCHEDULES
                The financial statements schedules listed in the accompanying index to financial statements are filed as a part of this annual report.

           (3)  EXHIBITS
                The exhibits listed on the accompanying index to financial statements are filed as part of this annual report.

                           SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  New World Publishing, Inc.





Dated:     3/3/98                By:     ///JOHN B. QUAM///
                                  John B. Quam
                                  President and Chief
                                  Executive Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                  CHIEF FINANCIAL AND ACCOUNTING
                                             OFFICER



Dated:    3/3/98                 By: ///JUDITH F. HARAYADA///
                                  Judith F. Harayda
                                  Treasurer

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                  October 31, 1997 and 1996





                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                INDEX TO FINANCIAL STATEMENTS





                      TABLE OF CONTENTS

ITEM                                                       PAGE

Report of Certified Public Accountant ...................1

Balance Sheets, October 31, 1997 and 1996................2

Statements Of Operations,
  October 31, 1997 and 1996............................  3

Statements of Stockholders' Equity,
  October 31, 1997 and 1996............................. 4

Statements of Cash Flows,
  October 31, 1997 and 1996..............................5

Notes to Financial Statements..........................6-7

                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237
                       (303) 220-0227




Board of Directors
New World Publishing, Inc.
(Formerly known as JLQ, Inc.)
1977 South Union Street
Lakewood, Colorado  80228

The accompanying balance sheets of New World Publishing, Inc. (Formerly known as JLQ, Inc.) as of October 31, 1997 and 1996, and the related statements of Operations, Stockholders Equity and Cash Flows for the nine months ended October 31, 1997 and 1996 were not audited by us, and accordingly, we do not express an opinion on them.

Janet Loss, C.P.A., P.C.

November 6, 1997

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                       BALANCE SHEETS
                  October 31, 1997 and 1996

                                 1997        1996

                           ASSETS

CURRENT ASSETS:

  Cash in checking            $  11,754   $   1,368
  Inventory, lower of            26,760      26,760
  cost or market
   (Note A)

    Total current assets:     $  38,514   $  28,128

FIXED ASSETS:

  Furniture and Equipment         7,885       7,885
  Less Accumulative
    Depreciation                 (4,857)     (3,469)

    Net Fixed Assets:         $   3,028   $   4,416

OTHER ASSETS:

  Organization Costs, Net
    of Amortization           $     267   $     335

    TOTAL ASSETS              $  41,809   $  32,879


            LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:          $       0   $       0

LONG TERM LIABILITIES:

  Stockholders' Loan          $       0   $  25,545

STOCKHOLDERS' EQUITY (DEFICIT):

  Preferred stock, $0.10 par
  value, 10,000,000 shares
  authorized, no shares
  issued and outstanding              0            0
  Common stock, $.0001 par
  value100,000,000 and
  shares authorized,
  10,781,500 and
  10,750,000
   shares issued outstanding**    5,740        5,373
  Additional Paid-In-Capital     11,497            0
  Contributed Capital            28,845        2,400
  Retained earnings (Deficit)    (4,273)        (803)

    TOTAL STOCKHOLDERS'
      EQUITY                     41,809        7,334

    TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY
      (DEFICIT):               $ 41,809    $  32,879

**Common stock shares retroactively adjusted for October 15,1997 stock split.
The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                   STATEMENT OF OPERATIONS

     For the nine months Ended October 31, 1997 and 1996

                                           1997        1996

REVENUES:
  Sales                            $       0     $  78,523

OPERATING EXPENSES:

  Amortization                            46            69
  Bank charges                           101            27
  Depreciation expense                   757         1,892
Rent expense                             900           900
  Supplies & Purchases                     0        16,339
  Subcontract                              0        57,450

Total Operating
   Expenses:                          $1,804    $   76,677

    NET INCOME
       (LOSS)                        $(1,804)   $    1,846

    NET INCOME (LOSS) PER
      SHARE OF COMMON
         STOCK                       $  N/A      $   N/A















The accompanying notes are an integral part of these financial statements.

                         NEW WORLD PUBLISHING, INC.
                        (Formerly known as JLQ, Inc.)

                 STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
     For the nine months Ended October 31, 1997 and 1996


            Common
            stock
            Number    Common   Additional                       Total
            of        stock    Paid-In-   Contributed           Stockholders
            shares    Amount   Capital    Capital     (Deficit) Equity

Balance,
1997**
February 1,
1997       10,750,000 $ 5,737  $     0    $2,400    $(2,469)    $5,668

31,500
shares
issued for
cash, October
31, 1997       31,500       3   11,497          0           0   11,500

Net Income
(Loss) for the
nine months
ended October
31, 1997            0       0        0      26,445     (1,804)  24,641

Balance,
October 31,
1997       10,781,500  $5,740  $11,497     $28,845    $(4,273) $41,809

**Common stock shares retroactively adjusted for October 15, 1997 stock split.











The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                  STATEMENTS OF CASH FLOWS
     For the Nine Months Ended October 31, 1997 and 1996


                                 1997              1996

CASH FLOWS FROM OPERATING
ACTIVITIES:

    Net Income (Loss)            $  (1,804)        $ 1,846

  Adjustments to reconcile
  net loss to net cash
  used by operating activities:

    Amortization                        46              69
    Depreciation                       757           1,892
    Increase in inventory                0         ( 3,576)

  Net cash provided (Used) by
  Operating activities              (1,001)            231

CASH FLOWS FROM INVESTING
ACTIVITIES:

    Loans from stockholder         (25,545)       (    218)

CASH FLOWS FROM FINANCING
ACTIVITIES:

 Issuance of common stock           11,500               0

 Contributed Capital                26,445             900
  Net Increase (Decrease)
  in cash                           11,399             913

CASH BEGINNING OF THE
PERIOD:                                355             455

CASH END OF THE PERIOD             $11,754          $1,368




The accompanying notes are an integral part of these financial statements.

                  NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

New World Publishing,  Inc. was incorporated in October of 1994.
However the Company was dormant in 1994 and had no business activity until 1995. The Company was in the wholesale business of frames, pictures and hobby goods.

   Accounting Method

         The Company records income and expenses on the accrual method.

   Organization Costs

         Costs incurred in organizing the Company are being amortized over a sixty (60) year period.

   Inventory

         Inventories are stated at the lower cost or market.

   Fixed Assets

         Equipment   and   furniture   are  recorded  at   cost.
         Depreciation  is provided on the  straight-line  method
         over  five  (5) years.   Maintenance  and  repairs  are
         charged to expense as incurred.

NOTE 2 - INVENTORY

Inventories are stated at the lower of cost or market, principally using average cost for purchases made in 1997 through 1998. Inventory has not been written down to market since the inventory is appreciable art work and its fair market value is greater than cost. Fair market value of the inventory was based on a valuation of the art work at January 31, 1997 and 1996 and October 31, 1997 and 1996.


NOTE 3 - RELATED PARTY TRANSACTIONS

The Company maintains its office in the space provided by an officer of the Company pursuant to an oral agreement on a rent free basis with reimbursement for out of pocket expenses, such as telephone. The stockholder of the Company has advanced monies to the Corporation from inception to January 31, 1997. As of October 15, 1997, the stockholder has forgiven this loan of $25,545.00 in full.

NOTE 4 - CAPITAL STOCK

On October 15, 1997,  the  Company  issued  a  500 to 1 forward stock split for common stock. Thus the total common stock authorized changed from 50,000 to 100,000,000 shares, and from $1.00 par value to $0.0001 per share. The Company also authorized 10,000,000 preferred shares with a par value of $0.10 per share.

NOTE 5 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principals, which contemplate continuation of the Company's ability to continue as a going concern is dependent upon the Company's ability to obtain financing.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)




                        AUDIT REPORT

        For the Years Ended January 31, 1997 and 1996





































                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                INDEX TO FINANCIAL STATEMENTS





                      TABLE OF CONTENTS

ITEM                                                       PAGE

Report of Certified Public Accountant ...................1

Balance Sheets, January 31, 1997 and 1996................2

Statements Of Operations, for the Years
  Ended January 31, 1997 and 1996........................3

Statements of  Stockholders' Equity, for
  the Years Ended January 31, 1997 and 1996 ............ 4

Statements of Cash Flows, for the Years
  Ended January 31, 1997 and 1996........................5

Notes to Financial Statements............................6-7

                  Janet Loss, C.P.A., P.C.
                 Certified Public Accountant
             3525 South Tamarac Drive, Suite 120
                   Denver, Colorado  80237
                       (303) 220-0227




Board of Directors
New World Publishing, Inc.
(Formerly known as JLQ, Inc.)
1977 South Union Street
Lakewood, Colorado  80228

I have audited the Balance sheets of New World Publishing, Inc.,
(formerly known as JLQ, Inc.) as of January 31, 1997 and 1996, and the statements of Operations, Stockholders Equity and Cash
Flows for the years ended January 31, 1997 and 1996.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principals used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New World Publishing, Inc. (formerly known as JLQ, Inc.) as of January 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended January 31, 1997 and 1996.



Janet Loss, C.P.A., P.C.

October 6, 1997


                  NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                       BALANCE SHEETS
                  January 31, 1997 and 1996


                                 1997        1996

                           ASSETS

CURRENT ASSETS:
  Cash in checking            $     355   $     455
  Inventory, lower of            26,760      23,184
  cost or market
   (Note 2)

    Total current assets:     $  27,115   $  23,639

FIXED ASSETS:

  Furniture and Equipment         7,885       7,885
  Less Accumulative
    Depreciation                 (4,100)     (1,577)

    Net Fixed Assets:         $   3,785   $   6,308

OTHER ASSETS:

  Organization Costs, Net
    of Amortization           $     312   $     404

    TOTAL ASSETS              $  31,212   $  30,351


            LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:          $       0    $      0

LONG TERM LIABILITIES:

  Stockholders' Loan          $  25,544   $  25,763

STOCKHOLDERS' EQUITY:

  Common stock, $.0001
  par value 100,000,000
  shares authorized
  10,750,000 shares

issued and outstanding**          5,737       5,737
Contributed Capital               2,400       1,200
 (Deficit)                       (2,469)     (2,349)

  TOTAL STOCKHOLDERS'
           EQUITY                 5,668       4,588

    TOTAL LIABILITIES AND
      STOCKHOLDERS'
      EQUITY:                 $  31,212   $  30,351


**Common stock shares retroactively adjusted for October 15, 1997 stock split.

The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                   STATEMENT OF OPERATIONS

        For the Year Ended January 31, 1997 and 1996

                                 1997        1996

REVENUES:
  Sales                       $  87,996   $   9,068

OPERATING EXPENSES:

  Accounting                  $     320   $       0
  Amortization                       92         104
  Auto expenses, gas and
    repairs                           0       2,132
  Bank charges                       54          84
  Depreciation expense            2,523       1,577
  Office expense                    258         989
Rent expenses                     1,200       1,200
  Supplies & Purchases           25,419          40
  Subcontract                    58,250       3,700
  Telephone                           0         791
  Travel expenses                     0         839

Total Operating
  Expense:                      $88,116     $11,456

INCOME (LOSS) FROM
  OPERATIONS:                      (120)    ( 2,388)

OTHER INCOME AND EXPENSES:

  Interest Income                     0          39

    NET INCOME (LOSS)$             (120)    ( 2,349)

    NET INCOME (LOSS) PER
      SHARE OF COMMON
      STOCK                        $N/A         N/A






The accompanying notes are an integral part of these financial statements.

                         NEW WORLD PUBLISHING, INC.
                        (Formerly known as JLQ, Inc.)

                 STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
                For the Years Ended January 31, 1997 and 1996


          Common
          stock
          Number     Common                        Total
          of               stock    Contributed        Stockholders
          shares     Amount    Capital    (Deficit) Equity

Balance,
1997**
February 1,
1995       10,750,000  $ 5,737  $  0      $    0     $5,737

Net (Loss)
for the year
ended January
31, 1996            0       0   1,200     (2,349)    (1,149)

Balance,
January 31,
1996       10,750,000  $ 5,737 $1,200    $(2,349)   $ 4,588

Net Income
(Loss) for
the year
ended Janaury
31, 1997            0       0    1,200     (120)      1,080

Balance
January 31,
1997**     10,750,000   $5,737  $2,400   $(2,469)    $5,668


**Common stock shares retroactively adjusted for October 15,
1997
stock split.


The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                  STATEMENTS OF CASH FLOWS
        For the Years Ended January 31, 1997 and 1996


                                 1997              1996

CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net Income (Loss)            $  1,080         $( 1,149)

  Adjustments to reconcile
  net loss to net cash
  used by operating activities:

    Amortization                    92               101
    Depreciation                 2,523             1,577
    Increase in inventory      ( 3,576)          (18,132)
    Purchase, Fixed Assets           0           (   182)
    Organization Costs               0           (   459)

  Net cash provided (Used) by
  Operating activities            119            (18,244)

CASH FLOWS FROM INVESTING
ACTIVITIES:

    Loans from stockholder      ( 219)            11,150

  Net cash provided (Used)
  from Investing Activities         0                 0

CASH FLOWS FROM FINANCING
ACTIVITIES:                         0                 0

  Net Increase (Decrease)
  in cash                     (   100)          ( 7,094)

CASH BEGINNING OF THE
PERIOD:                           455             7,549

CASH END OF THE
  PERIOD                     $    355         $     455


The accompanying notes are an integral part of these financial statements.

                 NEW WORLD PUBLISHING, INC.
                (Formerly known as JLQ, Inc.)

                NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND SUMMARY OF ACCOUNTING POLICIES

New world Publishing, Inc. was incorporated in  October of 1994.
However the Company was dormant in 1994 and had no business activity until 1995. The Company was in the wholesale business of frames, pictures and hobby goods.

   Accounting Method

         The Company records income and expenses on the accrual method.

   Organization Costs

         Costs incurred in organizing the Company are being amortized over a sixty (60) year period.

   Inventory

         Inventories are stated at the lower cost or market.

   Fixed Assets

         Equipment   and   furniture   are   recorded  at  cost.
         Depreciation  is  provided on the straight-line  method
         over  five  (5) years.   Maintenance  and  repairs  are
         charged to expense as incurred.

NOTE 2 - INVENTORY

Inventories are stated at the lower of cost or market, principally using average cost for purchases made in 1997 through 1998. Inventory has not been written down to market since the inventory is appreciable art work and its fair market value is greater than cost. Fair market value of the inventory was based on a valuation of the art work at January 31, 1997 and 1996 and October 31, 1997 and 1996.


NOTE 3 - RELATED PARTY TRANSACTIONS

The Company maintains its office in the space provided by an officer of the Company pursuant to an oral agreement on a rent free basis with reimbursement for out of pocket expenses, such as telephone. The stockholder of the Company has advanced monies to the Corporation from inception to January 31, 1997. As of October 15, 1997, the stockholder has forgiven this loan of $25,544.00 in full.

NOTE 4 - SUBSEQUENT EVENTS

On October 15, 1997, the Company issued a 500 to 1 forward stock split for common stock. Thus the total common stock authorized changed from 50,000 to 100,000,000 shares, and from $1.00 par value to $0.0001 per share. The Company also authorized 10,000,000 preferred shares with a par value of $0.10 per share.

NOTE 5 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with generally accepted accounting principals, which contemplate continuation of the Company's ability to continue as a going concern is dependent upon the Company's ability to obtain financing.

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549





                         FORM 10-SB

                          EXHIBITS
                             TO
                 New World Publishing, Inc.

                      INDEX TO EXHIBITS


  Exhibit                                           Page or
  NUMBER               DESCRIPTION                 CROSS
REFERENCE

   3A          Articles of Incorporation*

   3B          Articles of Amendment*

   3C          Bylaws*

*Previously filed

                          DAVID WAGNER & ASSOCIATES, P.C.
                         Attorneys and Counsellors at Law
                            8400 East Prentice Avenue
                                 Penthouse Suite
                             Englewood, Colorado 80111
                             Telephone (303) 793-0304
                             Facsimile (303) 771-4562

                                March 3, 1998



Richard Wulff, Esq.
Chief
Office of Small Business Review
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

       Re:  New World Publishing, Inc. (The Company)
            Form 10-SB
            File No. 0-23365

Dear Mr. Wulff:

     This is in response to your comment letter of February 24, 1998 concerning the Company's Form 10-SB filing.

     The format herein corresponds to the paragraphs of your comment letter.

     Registration Statement

     Prior Comment 7

     1.  The suggested change has been made.
    ACCOUNTING COMMENTS

    Prior Comment 9

     2.    The suggested changes have been made.

     Statement of Cash Flows

     3.  The suggested changes have been made.


     If you have any additional questions, do not hesitate to contact the undersigned.

                             DAVID WAGNER & ASSOCIATES, P.C.


                             /s/ David J. Wagner
                             David J. Wagner